SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 0-2736

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Sport Chalet, Inc. Employee Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sport Chalet, Inc.
One Sport Chalet Drive
La Cañada, California 91011

REQUIRED INFORMATION

     Financial Statements and Supplemental Schedule Page

All other schedules required under ERISA have been omitted as not applicable.

     Exhibits

Exhibit 23.1, Consent of Independent Registered Public Accounting Firm	14
Exhibit 23.2, Consent of Independent Registered Public Accounting Firm	15
Exhibit 32.1, Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	16

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
Sport Chalet, Inc. Employee Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Sport Chalet, Inc. Employee Retirement Savings Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Sport Chalet, Inc. Employee Retirement Savings Plan as of December 31, 2002 were audited by other auditors whose report dated June 16, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2003, and the changes in the net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying index, is presented for the purpose of additional analysis and not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Holthouse Carlin & Van Trigt LLP

Holthouse Carlin & Van Trigt LLP
Westlake Village, California
June 16, 2004

Report of Independent Registered Public Accounting Firm

Sport Chalet, Inc.
Plan Administrator for the
Sport Chalet, Inc. Employee Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Sport Chalet, Inc. Employee Retirement Savings Plan as of December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31 2002 in conformity with U.S. generally accepted accounting principles.

                                   /s/ Ernst & Young

Los Angeles, California
June 16, 2003

Sport Chalet, Inc. Employee Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$3,913,487	$2,750,860
Investment, at contract value	300,870	214,334
Employee contributions receivable	21,724	–
Employer contributions receivable	7,263	–

Total net assets available for benefits	$4,243,344	$2,965,194

See accompanying notes.

Sport Chalet, Inc. Employee Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions
Employee contributions	$666,756
Employer contributions	98,499
Interest income	12,878
Net appreciation in fair value of investments	706,719
Net appreciation in fair value of Sport Chalet, Inc. Common Stock	50,370

Total additions	1,535,222

Deductions
Benefit and withdrawal payments	246,170
Administrative expenses	10,902

Total deductions	257,072

Net increase in assets available for benefits	1,278,150
Net assets available for benefits at beginning of year	2,965,194

Net assets available for benefits at end of year	$4,243,344

See accompanying notes.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements

December 31, 2003

1. Description of Plan

The following description of the Sport Chalet, Inc. Employee Retirement Savings Plan (the Plan) is provided for general informational purposes only. Participants and other interested parties should refer to the Plan documents for a more complete description of the Plan.

General

The Plan was established effective January 1, 1997 and is a defined contribution plan covering all employees of Sport Chalet, Inc. (the Company) who meet the eligibility requirements of the Plan. Contributions to the Plan are authorized under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All employees of the Company who completed three months of service and are at least 21 years of age are eligible to participate in the Plan.

Contributions

Employees of the Company who elect to participate in the Plan may contribute from 2% to 100% of compensation, as defined, each payroll period, up to the maximum permitted by the Plan and relevant Internal Revenue Code provisions. The maximum salary deferral limit for 2003 and 2002 was $12,000 and $11,000 respectively. For the year ended December 31, 2003, the Company made matching contributions of 25% of the participant’s deferral up to a maximum of 1% of compensation.

“Rollover” contributions from other qualified plans are accepted by the Plan.

Participants’ Accounts

Individual accounts are maintained for each participant which are adjusted for the employee’s and employer’s contributions, investments’ earnings and changes in value.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Distributions and Withdrawals

At termination of employment, prior to retirement, participants are entitled to receive the fair value of their account balance in the form of a lump-sum distribution.

At death, benefits shall be paid to the surviving beneficiary, in the form selected by the participant or beneficiary, as applicable.

Withdrawals may be made from the Plan, subject to penalties, under certain circumstances.

Participant Loans

The Plan allows participants to borrow up to 50% of their vested account balances, but not less than $1,000 nor more than $50,000. The loans bear interest at the prime rate plus 2%. As of December 31, 2003, outstanding participant loans were $98,644, bearing interest at rates of 6.0% to 11.5%.

Vesting

Participants are immediately vested in their contributions and the related earnings and losses on such contributions. The Company’s matching contributions, and the related earnings and losses on such contributions, vest 20% after two years of service with an additional 20% vesting for each additional year of service thereafter.

Nonvested employer contributions forfeited as a result of participant withdrawal are used to offset plan expenses and employer contributions. At December 31, 2003 and 2002, forfeited nonvested accounts totaled $6,139 and $6,072, respectively. During the year ended December 31, 2003, administrative expenses were reduced by $5,600 from forfeited nonvested accounts.

Income Tax Status

The Plan is the subject of a favorable opinion letter from the Internal Revenue Service dated August 1, 1994, stating that the written form of the underlying prototype document is qualified under Section 401(a) of the Internal Revenue Code (the Code), and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Subsequent amendments are structured to, and are intended to, maintain the tax qualified status of the Plan.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting from information supplied by the custodian of the Plan, Connecticut General Life Insurance Company (Cigna).

Investments

Participant loans are stated at their outstanding balance which approximates fair value. All other investments are valued at fair value, determined by Cigna through reference to published market information using closing prices on the valuation date.

Expenses of the Plan

Expenses incurred in the administration of the Plan are paid by the Company, the Plan’s sponsor, if forfeited nonvested employer contributions are not enough to cover certain administrative expenses. The Plan does not reimburse the Company for these expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Concentration of Risk

The Plan has exposure to risk to the extent that its investments are subject to market fluctuations and interest rate fluctuations that may materially affect the value of the investment balances.

Benefits Payable to Former Participants

Benefits are recorded when paid.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

Investments in the Plan are held by Cigna and are participant-directed. Plan participants may direct contributions to any investment options held by the Plan, including Sport Chalet, Inc. common stock. Participants may change their investment options at any time.

The following details investments at December 31, 2003 that had a fair value representing 5% or more of the Plan’s net assets available for benefits:

Mid Cap Growth/Artisan Partners	$409,170
Charter Core Bond – Cigna	$289,899
S & P500 Index	$1,247,535
Large Cap Value/Wellington Mgmt.	$816,710
Charter Guaranteed Income Fund	$300,870
American Century Ultra Account	$305,124

4. Plan Termination

The Company may amend or terminate the Plan at any time. If the Plan is amended, no plan amendment may reduce the benefits to which a participant is entitled under the Plan at the time of the amendment. If the Plan is terminated, participants’ rights to all the amounts in their accounts become nonforfeitable.

5. Party-in-Interest Transactions

The records of the Plan indicate no party-in-interest transactions which are prohibited by ERISA Section 406 or for which no statutory or administrative exemption exists.

6. Subsequent Events

Effective April 1, 2004, Prudential Financial, Inc. acquired Cigna Retirement & Investment Services.

Supplemental Schedule

Sport Chalet, Inc. Employee Retirement Savings Plan
EIN: 95-4390071 Plan: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

		Current
Identity of Issuer	Description of Investment	Value
Connecticut General Life Insurance*	Charter Guaranteed Income Fund	$300,870
Connecticut General Life Insurance*	Balanced I/Wellington Mgmt.	48,180
Connecticut General Life Insurance*	Cigna Lifetime 60	4,198
Connecticut General Life Insurance*	Cigna Lifetime 50	614
Connecticut General Life Insurance*	Cigna Lifetime 40	15,611
Connecticut General Life Insurance*	Cigna Lifetime 30	55,715
Connecticut General Life Insurance*	Cigna Lifetime 20	47,640
Connecticut General Life Insurance*	Charter Core Bond – Cigna	289,899
Connecticut General Life Insurance*	S & P500 Index	1,247,535
Connecticut General Life Insurance*	Charter Small Co Stk Growth – Time Square	96,319
Connecticut General Life Insurance*	Charter Small Co Stk Value Perkins Wolf McDonnell	103,004
Connecticut General Life Insurance*	American Century Ultra Account	305,124
Connecticut General Life Insurance*	Mid Cap Growth/Artisan Partners	409,170
Connecticut General Life Insurance*	Templeton Foreign Account	9,958
Connecticut General Life Insurance*	Lg. Cap Value/Wellington Mgmt.	816,710
Connecticut General Life Insurance*	Mid Cap Value/Wellington Mgmt.	217
Connecticut General Life Insurance*	Oppenheimer Global-CL A	123,053
Connecticut General Life Insurance*	Calvert Social Inv. (CSIF) EQ-A	56,313
National Financial Services	Sport Chalet Common Stock*	185,583
	Participant Loans* (Interest
	at 6.0% to 11.5%)	98,644

		$4,214,357

*Party-in-interest to the Plan

     See auditors’ report and accompanying notes to financial statements.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SPORT CHALET, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

Dated: June 28, 2004	/s/ Howard K. Kaminsky

Howard K. Kaminsky, Trustee

/s/ Dennis Trausch

Dennis Trausch, Trustee

Exhibit Index

Exhibit
Number	Description	Page
23.1	Consent of Independent Registered Public Accounting Firm	14

23.2	Consent of Independent Registered Public Accounting Firm	15

32.1	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	16